UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Company Registry (NIRE): 33300275410
Publicly-held Company

MATERIAL FACT

In compliance with article 157, paragraph 4 of Law 6.404 of December 15, 1976 and CVM Instruction 358/02, CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby discloses the following MATERIAL FACT:

At a meeting held on June 20, 2007, the Company’s Board of Directors approved financing of R$216,514,000.00 from the BNDES (Brazilian Development Bank) to the subsidiary TNL Contax S/A, as approved by the Executive Board of the BNDES via Decision Dir 371/2007-BNDES of May 22, 2007. The funds will be for increasing installed capacity, upgrading current facilities, training programs, improving service quality and productivity and invest in marketing activities, within the PROSOFT- Corporate (Software Industry and Correlated Services Development Program). Repayment will in 6 years, including a 2 year grace period, at the Brazilian long-term interest rate (TJLP) + 3.0% p.a. (fixed).

Rio de Janeiro, June 20, 2007.

Michel Neves Sarkis
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.